UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

0001-708441
SEC FILE NUMBER

628988 107
CUSIP NUMBER

(Check one): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For Transition Period Ended: ______

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Mynd.ai, Inc.
Full name of Registrant

N/A
Former name if Applicable

PO Box 309
Address of Principal Executive Office (Street and number)

Ugland House, Grand Cayman KY1-1104 Cayman Islands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing by Mynd.ai, Inc. (the “Company”) of its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Form 20-F”) will be delayed due to the additional time that is required to obtain, evaluate and analyze information necessary to complete management’s assessments of certain significant accounting matters and related disclosures as further described below which must be finalized before the Company can finalize the preparation of the Company’s financial statements as of and for the year ended December 31, 2025 (the “2025 Financials”) included in the Form 20-F.

As previously announced, on January 14, 2026, the Company entered into an Inventory Management and Consultancy Agreement (the “Inventory Agreement”) with NetDragon Websoft Holdings Limited (“NetDragon”), the Company’s majority shareholder. As of the date hereof, the Company has not received any funds pursuant to the Inventory Agreement, and NetDragon’s performance of its obligations under the agreement has been delayed due to various factors. The Company is continuing to assess the implications of NetDragon’s delayed performance under the Inventory Agreement, including its impact on the presentation of the 2025 Financials.

As a result, additional time is required to evaluate key accounting judgments and disclosures arising from these circumstances, including, but not limited to, the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Form 20‑F, as well as the potential impacts on the 2025 Financials associated with the Inventory Agreement and related party arrangements. The conclusions associated with these accounting judgments are required to finalize the 2025 Financials to be included in the Form 20‑F. This delay in filing the Form 20‑F could not be eliminated by the Company without unreasonable effort or expense.

PART IV — OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification.

Arthur Giterman	(888)	652-2848
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes □ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes □ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made preliminary determinations of certain results of operations. Total revenue for the year ended December 31, 2025, is expected to be approximately $167.9 million, compared to $267.4 million for the year ended December 31, 2024. Net loss from continuing operations for the year ended December 31, 2025, is expected to be approximately $54.1 million, compared to $104.5 million for the year ended December 31, 2024. The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in differences from this preliminary unaudited financial information.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Form 20-F within the time period prescribed by Rule 12b-25, discussions with potential investors and partners with respect to potential strategic transactions to raise additional capital and the Company’s expectations regarding its financial and business performance, including the Company’s preliminary financial results for the year ended December 31, 2025 and the Company’s preliminary 2025 outlook regarding its ability to continue as a going concern. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Mynd.ai, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
	Title:	Chief Executive Officer & Chief Financial Officer